Exhibit 99.1

Immutep Announces Research Collaboration with the George

Washington University Cancer Center to Evaluate Neoadjuvant Efti

•	GW Cancer Center to initiate Phase II trial evaluating neoadjuvant efti as monotherapy and in combination with chemotherapy prior to surgery in HR+/HER2-neg breast cancer patients

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Second investigator-initiated trial to evaluate efti in earlier stage disease where its unique activation of a broad anti-cancer immune response may drive optimal benefit and high pathologic response rates

SYDNEY, AUSTRALIA – September 22, 2025 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a late-stage immunotherapy company targeting cancer and autoimmune diseases, today announces the initiation of an investigator-initiated Phase II trial evaluating neoadjuvant eftilagimod alfa (efti) administered subcutaneously as monotherapy and then in combination with standard-of-care chemotherapy prior to surgery in patients with early-stage HR+/HER2-negative breast cancer.

The study will treat up to 50 evaluable patients in a two-stage design and will be primarily funded by grants and The George Washington (GW) University Cancer Center. Immutep will provide efti at no cost, technical support, and limited funding that falls within its existing budget. The trial will be led by Principal Investigator, Pavani Chalasani, MD, MPH, Division Director of Hematology and Medical Oncology at the GW Cancer Center and a leader of the GW Cancer Center Breast Cancer clinical research team.

Dr. Chalasani stated, “Given my clinical experience with efti in the AIPAC-003 study coupled with promising data from additional trials evaluating efti in metastatic breast cancer settings, we look forward to evaluating this unique immunotherapy at earlier stage disease in patients with HR+/HER2 -ve breast cancer. As a novel neoadjuvant immunotherapy option, efti’s powerful and safe activation of a broad anti-cancer immune response in combination with chemotherapy may lead to high rates of pathologic complete responses, the primary endpoint of this study. Additionally, we are hopeful that efti’s immune activation in these patients with early stage cancer who have stronger immune systems may lead to improved disease free survival.”

Efti’s targeting and unique activation of powerful antigen-presenting cells via MHC Class II leads to a broad anti-cancer immune response. This includes the activation and proliferation of cytotoxic CD8+ T cells that can be armed in vivo with chemotherapy-induced tumour antigens, as well as numerous other immune cells and cytokines enhancing the immune system’s ability to fight cancer. This novel immunotherapy has yielded encouraging clinical results in metastatic disease and earlier stage disease in its initial trial as a neoadjuvant treatment in soft tissue sarcoma.

Immutep CEO, Marc Voigt added, “We are thankful for the interest and investment by academia in the United States and elsewhere to evaluate the promise of efti at earlier-stage disease. This trial helps us cost-efficiently expand our clinical pipeline for neoadjuvant efti in areas of high unmet need. Our belief is this novel immune system activator can play a meaningful role in metastatic settings and in the ongoing expansion of immunotherapy into neoadjuvant settings to fight cancer.”

The goal of this multi-center study led by the GW Cancer Center is to determine pathological complete response (pCR) after neoadjuvant efti treatment and neoadjuvant chemotherapy (NAC). This is a single-arm interventional trial in patients with early-stage HR+/HER2 -ve breast cancer (Stage I-III) who are eligible for NAC. Enrolled patients will be treated with efti monotherapy for three weeks and then start NAC in combination with efti. For more information, visit clinicaltrials.gov (NCT07102940).

About Eftilagimod Alfa (efti)

Efti is Immutep’s proprietary soluble LAG-3 protein and MHC Class II agonist that stimulates both innate and adaptive immunity for the treatment of cancer. As a first-in-class antigen presenting cell (APC) activator, efti binds to MHC (major histocompatibility complex) Class II molecules on APC leading to activation and proliferation of CD8+ cytotoxic T cells, CD4+ helper T cells, dendritic cells, NK cells, and monocytes. It also upregulates the expression of key biological molecules like IFN-g and CXCL10 that further boost the immune system’s ability to fight cancer.

Efti is under evaluation for a variety of solid tumours including non-small cell lung cancer (NSCLC), head and neck squamous cell carcinoma (HNSCC), and metastatic breast cancer. Its favourable safety profile enables various combinations, including with anti-PD-[L]1 immunotherapy and/or chemotherapy. Efti has received Fast Track designation in first line HNSCC and in first line NSCLC from the United States Food and Drug Administration (FDA).

About Immutep

Immutep is a late-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

U.S. Investors/Media:

Chris Basta, VP, Investor Relations and Corporate Communications

+1 (631) 318 4000; chris.basta@immutep.com

This announcement was authorised for release by the CEO of Immutep Limited.